Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)
(Loss) income before income taxes and minority interest	$(92,786)	$(37,463)	$(41,335)	$17,355	$13,277
Plus fixed charges:
Interest expense, net	206,951	184,362	140,500	96,586	81,784
Capitalized interest	9,482	6,070	1,758	1,638	1,525
Portion of rent expense representative of interest expense	18,096	16,352	10,802	7,949	7,635
Plus amortization of capitalized interest	2,253	1,464	1,418	1,339	1,252
Less capitalized interest	(9,482)	(6,070)	(1,758)	(1,638)	(1,525)
Adjusted earnings	134,514	164,715	111,385	123,229	103,948
Fixed charges	234,529	206,784	$153,060	$106,173	$90,944
Ratio of earnings to fixed charges	—	—	—	1.2	1.1
Deficiency of earnings to cover fixed charges	$100,015	$42,069	41,675	—	$—